September 19, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549

Att’n:	Christopher Dunham Amanda Ravitz

Re:	PepsiCo, Inc. Definitive Proxy Statement on Schedule 14A Filed March 24, 2022 File No. 001-01183

Dear Mr. Dunham and Ms. Ravitz:

Thank you for your letter of September 8, 2022. On behalf of PepsiCo, Inc., I confirm that the company will consider ways to enhance its future proxy disclosures regarding the topics discussed in your letter and any material developments to its risk oversight structure.

Very truly yours,

/s/ Cynthia A. Nastanski
Cynthia A. Nastanski
Senior Vice President, Corporate Law and Deputy Corporate Secretary